(As filed November 8, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U5A
                          NOTIFICATION OF REGISTRATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
           ----------------------------------------------------------
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                                      None
           ----------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
           ----------------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.                L. William Law, Jr., Esq.
Laura V. Szabo, Esq.                  Senior Vice President and General Counsel
Dickstein Shapiro Morin               Eastern Enterprises
& Oshinsky LLP                        9 Riverside Road
2101 L Street, NW                     Weston, Massachusetts 02493
Washington, D.C.  20037

                          NOTIFICATION OF REGISTRATION

          The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

          1.        Exact name of registrant: KeySpan Corporation

          2.        Address of principal executive offices:

                               One MetroTech Center
                               Brooklyn, New York 11201

          3.        Name  and   address   of  officer   to  whom   notices   and
                    communications should be addressed:

                               Steven Zelkowitz
                               KeySpan Corporation
                               Senior Vice President and General Counsel
                               One MetroTech Center
                               Brooklyn, New York 11201

          4.        Submit for registrant and each subsidiary company thereof:

Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------
KeySpan Corporation                                 Corporation                  New York               Holding Company

    KeySpan Exploration and Production, LLC         Limited Liability Company    Delaware               Natural Gas and Oil
                                                                                                        Exploration and Development

    KeySpan Gas East Corporation d/b/a KeySpan      Corporation                  New York               Gas Utility
    Energy Delivery Long Island

    KeySpan Corporate Services, LLC                 Limited Liability Company    New York               Services

    KeySpan Energy Corporation                      Corporation                  New York               Intermediate Holding Company


Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

        The Brooklyn Union Gas Company d/b/a        Corporation                  New York               Gas Utility
        KeySpan Energy Delivery New York

           North East Transmission Co., Inc.        Corporation                  Delaware               Holds General Partner
                                                                                                        Interest in the Iroquois
                                                                                                        Gas Transmission System,
                                                                                                        L.P.

                  Iroquois Gas                      Limited Partnership          Delaware               Natural Gas Pipeline
                  Transmission System,
                   L.P.

           Boundary Gas, Inc.                       Corporation                  Delaware               Gas Marketer

           Alberta Northeast Gas, Ltd.              Corporation                  Canada                 Gas Marketer

        KeySpan Natural Fuels LLC                   Limited Liability Company    Delaware               Oil & Gas Wells

        KeySpan North East Ventures, Inc.           Corporation                  Delaware               Non-Utility Holding Company

           Northeast Gas Markets LLC                Limited Liability Company    Delaware               Natural Gas Procurement and
                                                                                                        Marketer

        THEC Holdings Corp.                         Corporation                  Delaware               Non-Utility Holding Company

           The Houston Exploration Company          Corporation                  Delaware               Natural Gas and Oil
                                                                                                        Exploration

               Seneca-Upshur Petroleum, Inc.        Corporation                  Delaware               Owns Oil and Gas Properties

        GEI Development Corp.                       Corporation                  Delaware               Inactive

        KeySpan Energy Development Corporation      Corporation                  Delaware               Non-Utility Holding Company



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

           GTM Energy, LLC                          Limited Liability Company    Delaware               Develops Electric
                                                                                                        Generation Projects

           Honeoye Storage Corporation              Corporation                  New York               Natural Gas Storage
                                                                                                        Facilities

           Adrian Associates L.P.                   Partnership                  New York               Natural Gas Storage Services

           KeySpan International Corporation        Corporation                  Delaware               Non-Utility Holding Company

               KeySpan C.I., LTD                    Company                      Cayman Islands         Non-Utility Holding Company

                  KeySpan UK Limited                Company                      United Kingdom         Non-Utility Holding Company

                      Premier Transco Limited       Company                      Northern Ireland       Natural Gas Pipeline

                      Phoenix Natural Gas Limited   Company                      Northern Ireland       Foreign Utility Company
                                                                                                        ("FUCO")

               KeySpan C.I. II, LTD                 Company                      Cayman Islands         Non-Utility Holding Company

                  Grupo KeySpan, S. de R.L. de      Company                      Mexico                 Non-Utility Holding Company
                  C.V.

                      FINSA Energeticos S. de       Company                      Mexico                 FUCO
                      R.L. de C.V.

           KeySpan Cross Bay LLC                    Limited Liability Company    Delaware               Owns a 25% Interest in
                                                                                                        Cross Bay Pipeline Company,
                                                                                                        LLC

               Cross Bay Pipeline Company, LLC      Limited Liability Company    Delaware               Natural Gas Pipeline (in
                                                                                                        development)



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

           KeySpan Midstream LLC                    Limited Liability Company    Delaware               Non-Utility Holding Company

               KeySpan CI Midstream Limited         Company                      Cayman Islands         Non-Utility Holding Company

                  KeySpan Luxembourg S.A.R.L.       Limited Liability Company    Luxembourg             Non-Utility Holding Company

                      Nicodama Beheer V B.V.        Corporation                  Netherlands            Non-Utility Holding Company

                      KS Midstream Finance Co.      Corporation                  Nova Scotia            Non-Utility Holding Company

                         KeySpan Energy             Corporation                  Nova Scotia            Non-Utility Holding Company
                         Development Co.

                             KeySpan Energy         Corporation                  Canada                 Owns a 19% interest in the
                             Canada Ltd.                                                                Taylor Gas Liquids
                                                                                                        Partnership

                                The Taylor Gas      Partnership                  Canada                 Owns an Interest in Gas
                                Liquids                                                                 Extraction Plant
                                Partnership

                             Gulf Midstream         General Partnership          Canada                 Natural Gas Processing and
                             Services Partnership                                                       Gathering Systems

                             Gulf Midstream         Company                      Canada                 Managing of Natural Gas
                             Services Limited                                                           Processing and Gathering
                                                                                                        Companies


Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

                             GMS Facilities         Company                      Canada                 Natural Gas Processing and
                             Limited                                                                    Crude Oil and Natural Gas
                                                                                                        Liquids Transportation
                                                                                                        Facilities

           Solex Production Ltd.                    Corporation                  Canada                 Inactive

    KeySpan Utility Services LLC                    Limited Liability Company    New York               Utility Services

    KeySpan Generation LLC                          Limited Liability Company    New York               Electric Utility

    KeySpan Electric Services LLC                   Limited Liability Company    New York               Operation and Maintenance
                                                                                                        Services for electric
                                                                                                        facilities

    KeySpan Energy Trading Services LLC             Limited Liability Company    New York               Energy Broker

    Marquez Development Corp.                       Corporation                  New York               Uranium Mill and Mine Which
                                                                                                        is Being Dismantled

    Island Energy Services Company, Inc.            Corporation                  New York               Inactive

    LILCO Energy Systems, Inc.                      Corporation                  New York               Holds a 1% general partner
                                                                                                        interest in Iroquois Gas
                                                                                                        Transmission System, L.P.

        Iroquois Gas Transmission System L.P.       Limited Partnership          Delaware               Natural Gas Pipeline

    KeySpan Ravenswood, Inc.                        Corporation                  New York               Exempt Wholesale Generator



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

    KeySpan Ravenswood Services Corp.               Corporation                  New York               Operation and Maintenance
                                                                                                        Services

    KeySpan Services Inc.                           Corporation                  Delaware               Non-Utility Holding Company

        Binsky & Snyder, Inc.                       Corporation                  New Jersey             Installs HVAC Systems

        Binsky & Snyder Service, Inc.               Corporation                  New Jersey             Services and Maintains HVAC
                                                                                                        Systems

        WDF, Inc.                                   Corporation                  New York               Mechanical Contracting
                                                                                                        Services

        Roy Kay, Inc.                               Corporation                  New Jersey             Mechanical and General
                                                                                                        Contracting Services

        Roy Kay Electrical Company                  Corporation                  New York               Electrical Contracting
                                                                                                        Services

        Roy Kay Mechanical, Inc.                    Corporation                  New Jersey             Installation and Renovation
                                                                                                        of Sprinkler and Fire
                                                                                                        Suppression Systems

        Active Conditioning Corp.                   Corporation                  New Jersey             Installation and
                                                                                                        Maintenance of HVAC Systems

        KeySpan Communications Corp.                Corporation                  New York               Owns a Fiber Optic Network

        KeySpan Energy Solutions, LLC               Limited Liability Company    New York               Service and Maintenance  of
                                                                                                        HVAC Systems and Gas
                                                                                                        Appliances


Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

           KeySpan Plumbing Solutions, Inc.         Corporation                  New York               Plumbing and Maintenance
                                                                                                        Services

        Fritze KeySpan, LLC                         Limited Liability Company    Delaware               Designs, Builds and
                                                                                                        Installs HVAC Systems

        KeySpan Energy Management, Inc.             Corporation                  Delaware               Non-Utility Holding Company
                                                                                                        and Installs and Constructs
                                                                                                        HVAC Systems

           KeySpan Engineering Associates, Inc.     Corporation                  New York               Reviews Power Supply Needs
                                                                                                        Customers and Designs
                                                                                                        Efficient Power Systems

           R.D. Mortman, LLC                        Limited Liability Company    New York               Installs and Services HVAC
                                                                                                        Systems

        KeySpan Energy Services, Inc.               Corporation                  Delaware               Energy Marketer

        Delta KeySpan, Inc.                         Corporation                  Delaware               Designs and Installs HVAC
                                                                                                        Systems

        Paulus Sokolowski and Sartor, Inc.          Corporation                  New Jersey             Engineering and Consulting
                                                                                                        Services

        Fourth Avenue Enterprise Piping Corp.       Corporation                  New York               Maintenance and
                                                                                                        Installation of HVAC Systems

    KeySpan Energy Supply LLC                       Limited Liability Company    Delaware               Energy Broker

    KeySpan Technologies Inc.                       Corporation                  New York               Sells Equipment that
                                                                                                        Promotes New Technologies



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

    Honeoye Storage Corporation                     Corporation                  New York               Natural Gas Storage

    KeySpan MHK, Inc.                               Corporation                  Delaware               Holds a 25% Equity Interest
                                                                                                        in MyHomeKey.com, Inc.

        MyHomeKey.com, Inc.                         Corporation                  Delaware               Internet Company

    Eastern Enterprises                             Voluntary Association        Massachusetts          Intermediate Holding
                                                                                                        Company

        Boston Gas Company                          Corporation                  Massachusetts          Gas Utility

           Massachusetts LNG Incorporated           Corporation                  Massachusetts          Inactive

        Colonial Gas Company                        Corporation                  Massachusetts          Gas Utility

        Transgas, Inc.                              Corporation                  Massachusetts          Over the Road
                                                                                                        Transportation of Liquefied
                                                                                                        Natural Gas and Propane

        Essex Gas Company                           Corporation                  Massachusetts          Gas Utility

        AMR Data Corporation                        Corporation                  Massachusetts          Meter Reading Services

        Eastern Associated Securities Corp.         Corporation                  Massachusetts          Holds Investment Securities

        Eastern Energy Systems Corp.                Corporation                  Delaware               Inactive

        Eastern Enterprises Foundation              Foundation                   Massachusetts          Makes Charitable
                                                                                                        Contributions



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

        Eastern Rivermoor Company, Inc.             Corporation                  Massachusetts          Real Estate Company

        Eastern Urban Services, Inc.                Corporation                  Delaware               Holds Passive Real Estate
                                                                                                        Interests

        Midland Enterprises, Inc.                   Corporation                  Delaware               Non-Utility Holding Company

           Capital Marine Supply, Inc.              Corporation                  Louisiana              River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Chotin Transportation, Inc.              Corporation                  Louisiana              River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Eastern Associated Terminals Company     Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Federal Barge Lines, Inc.                Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

               River Fleets, Inc.                   Corporation                  Louisiana              River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Hartley Marine Corp.                     Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

           Minnesota Harbor Service, Inc.           Corporation                  Minnesota              River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           The Ohio River Company                   Corporation                  West Virginia          River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

               The Ohio River Company Traffic       Corporation                  Pennsylvania           River Barge Transportation
               Division, Inc.                                                                           Services and Related
                                                                                                        Support Activities

           The Ohio River Terminals Company         Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Orgulf Transport Co.                     Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Orsouth Transport Co.                    Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           Port Allen Marine Service, Inc.          Corporation                  Louisiana              Inactive

           Red Circle Transport CO.                 Corporation                  Delaware               River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities

           West Virginia Terminals, Inc.            Corporation                  West Virginia          River Barge Transportation
                                                                                                        Services and Related
                                                                                                        Support Activities



Name of Company                                     Organization                 State of               Type of Business
---------------                                     ------------                 Organization           ----------------
                                                                                 ------------

        Mystic Steamship Corporation                Corporation                  Delaware               Inactive

        PCC Land Company, Inc.                      Corporation                  Texas                  Real Estate

        Philadelphia Coke Co., Inc.                 Corporation                  Delaware               Inactive

        ServicEdge Partners, Inc.                   Corporation                  Massachusetts          HVAC Services

        Western Associated Energy Corp.             Corporation                  Delaware               Inactive

        EnergyNorth, Inc.                           Corporation                  New Hampshire          Intermediate Holding Company

           EnergyNorth Natural Gas, Inc.            Corporation                  New Hampshire          Gas Utility

           Broken Bridge Corporation                Corporation                  New Hampshire          Holds Undeveloped Real
                                                                                                        Estate

           EnergyNorth Propane, Inc.                Corporation                  New Hampshire          Distributes Propane in Bulk
                                                                                                        Containers

           EnergyNorth Realty, Inc.                 Corporation                  New Hampshire          Owns and Leases a Buildings
                                                                                                        to Associate Companies

           ENI Mechanicals, Inc.                    Corporation                  New Hampshire          Non-Utility Holding Company

               Northern Peabody, Inc.               Corporation                  New Hampshire          Mechanical Contractor (HVAC)

               Granite State Plumbing and           Corporation                  New Hampshire          Mechanical Contractor (HVAC)
               Heating, Inc.


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Brooklyn and the State of New York, on this 8th day of November, 2000.


                                      KeySpan Corporation



                                      /s/ Steven L. Zelkowitz
                                      --------------------------------
                                      Steven L. Zelkowitz
                                      Senior Vice President and General Counsel




              Attest:


              /s/ Bibi A. Ali
              ------------------------
              Name:  Bibi A. Ali
              Title:  Notary Public

                                  VERIFICATION
State of New York
County of Kings

          The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated November 8, 2000, on behalf of KeySpan Corporation; that he is the Senior Vice President and General Counsel of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent furthers says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.




                                    /s/ Steven L. Zelkowitz
                                    --------------------------------------
                                    Steven L. Zelkowitz
                                    Senior Vice President and General Counsel


              (OFFICIAL SEAL)

Subscribed and sworn to before me,
a notary public
this 8th day of November, 2000


/s/ Bibi A. Ali
--------------------------------------


My Commission Expires January 21, 2002